Mail Stop 3561

June 19, 2007

Via U.S. Mail
Ulrich Michel
Chief Financial Officer
WABCO Holdings Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, NJ 08855

> **Re: WABCO Holdings, Inc.**
> **Amendment no. 3 to Registration Statement on Form 10**
> **Filed June 11, 2007**
> **File No. 001-33332**

Dear Mr. Michel:

We have reviewed your responses to the comments in our letter dated June 1, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form 10
Exhibit 99.1

Note 4 – Warranties, Guarantees, Commitments and Contingencies
Litigation, page F-37

1. We note from your revised disclosure on pages 61 and F-38 that if the maximum fine were levied in 2007 the total liability would be approximately $1.1 billion subject to a possible reduction for leniency of 20%. Considering that this potential maximum fine could approximate between $880 million (considering the 20% possible reduction) and $1.1 billion, we do not agree with your statement "that the payment of the fine will not have a material adverse effect on the financial condition or liquidity of WABCO due to WABCO's anticipated operating cash flows and debt financing ability." In this regard, we note the following from your filing:

   - Your operating cash flows for the past three fiscal years presented on page F-5 have been less than $220 million each year.

- The $800 million revolving credit facility will expire on the fifth anniversary of the spin-off date. See page 56.
- The $800 million revolving credit facility contains a liquidity covenant, which requires you to have at least $100 million of liquidity. See page 57.
- Your cash balance as of March 31, 2007 and December 31, 2006 was $31.6 million and $34.8 million, respectively.

Based on the above, and considering the potential maximum fine, which is estimated to be between $880 million and $1.1 billion, it would appear that the majority of your operating cash flows for each of the five years subsequent to when the fine is imposed would be required to repay the amount drawn under the $800 million revolving credit facility to pay the imposed fine. This will limit your ability to draw additional funds from this revolving credit facility for operating or expanding your business. Based on the above, please revise your disclosure on pages 61 and F-38 to also state that the fine imposed by the European Commission could have a material adverse effect on the financial condition or liquidity of WABCO. As part of your revised disclosure you should disclose your plans for funding the payment of this maximum fine, if imposed, considering your current cash on hand and your expected operating cash flows.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (917) 777-7886
        Thomas W. Greenberg, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP